Key Information

Selected financial data

We recommend that the following information be read in conjunction with our financial statements, the accompanying notes to our financial statements and other information included in this report.

Our selected data is from the following sources:

    financial data is derived from our audited consolidated financial statements and accompanying notes to our financial statements, which were prepared in accordance with Australian GAAP. Where this differs in material respects from USGAAP, these differences are shown in note 30 to the financial statements; and
    statistical data represents management's best estimates.

Financial data
	Year ended 30 June
	2002	2002(1)	2001	2000	1999	1998
	(in millions, except per share amounts)
	A$	US$	A$	A$	A$	A$

Statement of Financial Performance Data
Amounts in accordance with Australian GAAP:
Revenue from ordinary activities (excluding interest revenue)(2)	20,802	11,649	22,983	20,505	18,171	17,239
Expenses from ordinary activities (excluding depreciation, amortisation and interest expense)(2), (6)	11,319	6,338	13,149	11,942	9,820	9,864
Depreciation and amortisation	3,267	1,830	2,871	2,646	2,502	2,322
Profit before income tax expense	5,446	3,050	6,297	5,349	5,320	4,468
Net profit	3,650	2,044	4,061	3,673	3,488	3,000
Net profit available to Telstra Entity shareholders	3,661	2,050	4,058	3,677	3,486	3,004
Earnings per share(3)	0.29	0.16	0.32	0.29	0.27	0.23
Earnings per ADS(3)	1.42	0.80	1.58	1.43	1.35	1.17
Dividends provided for or paid(4)	2,830	1,585	2,445	2,316	4,247	1,802
Dividends per share(3)	0.22	0.12	0.19	0.18	0.33	0.14
Dividends per ADS(3)	1.10	0.62	0.95	0.90	1.65	0.70

Amounts in accordance with USGAAP:
Operating revenue	20,196	11,310	19,456	19,343	17,571	16,703
Net income	3,898	2,183	3,576	4,093	3,416	2,674
Basic earnings per share(3)	0.31	0.17	0.28	0.32	0.27	0.21
Basic earnings per ADS(3)	1.52	0.85	1.41	1.59	1.33	1.04
Dividends per ADS(5)	US$0.58		US$0.46	US$1.07	US$0.45	US$0.37

Statement of Financial Position Data (at year end)
Amounts in accordance with Australian GAAP:
Total assets	37,597	21,054	37,473	30,339	27,682	26,470
Current interest-bearing liabilities	1,866	1,045	2,604	3,316	2,265	2,935
Non-current interest-bearing liabilities	11,860	6,642	11,386	6,505	4,946	4,787
Shareholders' equity/net assets	14,106	7,899	13,722	11,602	10,294	11,079

Amounts in accordance with USGAAP:
Total assets	42,719	23,922	42,560	34,536	31,108	29,868
Current borrowings	1,866	1,045	2,604	3,316	2,265	2,935
Non-current borrowings	12,372	6,927	11,943	6,505	4,946	4,787
Shareholders' equity/net assets	18,402	10,305	17,795	16,528	16,199	14,676

Financial data
	Year ended 30 June
	2002	2002(1)	2001	2000	1999	1998
	(in millions)
	A$	US$	A$	A$	A$	A$

Revenue from ordinary activities (excluding interest) comprises:
Sales revenue	20,196	11,310	18,679	19,343	17,571	16,703
Revenue from sale of assets/investments	302	169	3,303	842	330	266
Dividends revenue	1	-	16	12	13	20
Miscellaneous revenue	303	170	985	308	257	250
	20,802	11,649	22,983	20,505	18,171	17,239

Expenses from ordinary activities (excluding depreciation and amortisation, and interest expense) includes:
Book value of assets/investments sold	307	172	2,164	503	308	313

(1) Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2002 of A$1.00 = US$0.56, unless otherwise stated.
 (2) For a breakdown of operating revenue by product group and a breakdown of operating expenses by expense category, see "Operating and Financial Review and Prospects".
 (3) Calculated based on 12,866,600,200 shares and, in the case of ADS calculations, based on a ratio of five shares per ADS. Basic earnings per share for each year was the same as earnings per share fully diluted.
 (4) During the year ended 30 June 2002, we paid dividends of A$2,831 million (2002 interim dividend plus 2001 final dividend). During the year ended 30 June 2001, we paid dividends of A$2,316 million (2001 interim dividend plus 2000 final ordinary dividend). During the year ended 30 June 2000, we paid dividends of A$4,375 million (2000 interim dividend, 1999 final ordinary dividend plus 1999 final special dividend).
(5) Calculated based on dividends paid during the year on a ratio of five shares per ADS, in US currency based on the exchange rates applicable at each payment date.
 (6) Includes our share of equity accounted net losses of associates.

Statistical data
	Year ended 30 June
	2002	2001	2000
Billable traffic data (in millions)
Local calls (number of calls)	10,799	11,198	11,605
National long distance minutes(1)	8,946	8,833	9,396
Fixed-to-mobile minutes	3,691	3,268	3,022
International outgoing minutes(2)	819	739	776
International incoming minutes	-	747	1,033
Mobile telephone minutes(3)	5,780	5,277	4,372
Inbound calling product minutes	3,458	4,008	3,682

Network and operations data (at year end)
Basic access lines in service (in millions)(4)
Residential	6.35	6.29	6.51
Business	2.39	2.47	2.36
Total retail customers	8.74	8.76	8.87
Domestic wholesale	1.27	1.30	1.18
Total basic access lines in service	10.01	10.06	10.05

FaxStream® services access lines (in thousands)(5)	400	413	427
ISDN access lines (basic line equivalents) (in thousands)(6)	1,268	1,235	1,049
Mobile services in operation (SIO) (in thousands)
GSM	5,346	4,712	3,734
CDMA	596	464	278
Analogue	-	-	80
Total mobile services in operation	5,942	5,176	4,092

Online subscribers (thousands)
Narrowband subscribers	1,108	890	541
Broadband subscribers(7)	168	78	24
Total online subscribers	1,276	968	565

FOXTEL subscribers (thousands)
FOXTEL cable subscribers	487	477	457
FOXTEL direct to home satellite subscribers	313	268	180
Total FOXTEL subscribers	800	745	637

Value-added services (thousands)
Mobile MessageBank® customers	5,062	4,258	3,170
Easycall® call waiting customers	5,605	5,604	5,610
Fixed line MessageBank® customers	1,448	1,414	1,162
Calling number display customers	897	785	503

Employee data
Domestic full-time staff(8)	40,427	44,874	50,761
Full-time staff and equivalents(9)	44,977	48,317	53,055

(1) Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks and FaxStream® services.
 (2) International outgoing minutes for international settlement purposes also include minutes from mobile telephone services, ISDN and public payphones.
(3) Includes all calls made from mobile telephones including long distance, international and data calls, based on calling party pays billing, excluding minutes used by Telstra internal mobile services.
 (4) Excludes advanced access services, such as ISDN and FaxStream® services.
 (5) Facsimile access product.
 (6) Expressed in equivalent number of clear voice channels.
 (7) Within Broadband, retail products include cable, satellite and ADSL, whilst wholesale products include ISP, HyperConnect and Flexstream®.
 (8) Includes domestic full-time staff, fixed-term contracted staff and expatriate staff working in overseas controlled entities.
 (9) Includes full-time , part-time and casual domestic and offshore employees, including employees of controlled entities.

Exchange rate information

Our consolidated financial statements are shown in Australian dollars (A$) except where another currency is specified. For convenience, this report has translations of certain A$ into US dollars (US$) at an exchange rate as at 30 June 2002 of A$1.00 = US$0.56. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

The tables below show the rates of exchange at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

    at the latest practicable date before the publication of this annual report, being 19 September 2002: A$1.00 = US$0.5510;
    the high and low exchange rates for six months preceding the date of this report:
	High	Low
March 2002	0.5336	0.5177
April 2002	0.5442	0.5270
May 2002	0.5660	0.5365
June 2002	0.5748	0.5583
July 2002	0.5688	0.5370
August 2002	0.5534	0.5280
    for the five most recent fiscal years:
Year ended 30 June	At period end	Average rate(1)	High	Low
1998	0.6208	0.6805	0.7537	0.5867
1999	0.6611	0.6248	0.6712	0.5550
2000	0.5971	0.6238	0.6703	0.5685
2001	0.5100	0.5372	0.5996	0.4828
2002	0.5628	0.5240	0.5748	0.4841
(1) The average of the noon buying rates on the last day of each month during the year.

Fluctuations in the A$ to US$ exchange rate will affect:

    the US$ equivalent of the A$ price of our shares on the Australian Stock Exchange (ASX). Consequently, this is likely to affect the market price of our American depositary shares (ADS) in the US; and
    the US$ amounts received by holders of ADSs on conversion by the depositary of cash dividends paid in A$ on the shares underlying the ADSs.

Risk factors

The following describes some of the significant risks that could affect us. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, profits, assets, liquidity and capital resources. They should be considered in connection with any forward-looking statements in this annual report and the warning regarding forward-looking statements on page 15 of this annual report.

We are subject to extensive regulation that may negatively affect our business

We face a number of regulatory risks in our Australian business that could have an adverse effect on our operations and financial performance. These regulatory risks relate to the power of the Communications Minister and independent statutory regulators, principally the ACCC and the ACA. There is substantial uncertainty concerning the regulatory action that may be taken, our compliance costs and the effect this will have on our business operations and profitability. Regulatory actions could also adversely affect our plans to upgrade and expand our networks.

Australia has generally applicable and established competition law. There is further telecommunications-specific competition legislation that prohibits participants with substantial market power in a telecommunications market from taking advantage of that power for a prohibited purpose or with the effect or likely effect of substantially lessening competition. This legislation is relatively new and there is still only limited precedent as to its interpretation or application. It has also been the subject of several changes since it was first introduced, with more changes expected in the near future. As a result of these factors, it is often difficult for us to assess how the regulators and the courts may see these provisions operating in practice.

In addition, the Commonwealth Government has appointed a Committee of Inquiry (Inquiry) to review the Trade Practices Act (TPA). It is unknown at this stage what the outcome of the Inquiry may be and to what extent any change to the TPA resulting from the Inquiry may affect us.

In considering the possible further sale of its interest in Telstra, the Commonwealth Government may seek to alter the regulatory regime by changing the environment in which we operate. In August 2002 the Government announced that an independent panel would be commissioned to assess the telecommunications services in regional, rural and remote Australia. The panel's report is expected to help the Government decide whether or not to proceed with the introduction of legislation into Federal Parliament for the sale of its remaining 50.1% shareholding in Telstra.

Because of these numerous factors, there is a risk that we could be exposed to significant limitations, uncommercial imposts, penalties and compensation payments in relation to our current and future activities. This may make it prudent on some occasions for us to cease or choose not to engage in business activities in which we might otherwise engage or avoid, defer or abandon certain capital projects.

In addition, the operations of our investments in other countries are also subject to extensive regulation, which has a significant effect on their businesses. Changes in the administration of those regulations or changes in the policies of the Governments of these countries could have a significant negative effect on the performance of our investments and on our consolidated results.

For more information regarding our regulatory environment and our obligations and potential liabilities under Australian and overseas regulations, see "Competition and Regulation - Regulation".

Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our traditional telephony prices and profits from current products and services

The Australian telecommunications market has become increasingly competitive since the Commonwealth Government introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets. In response, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services. We expect that these trends will continue due to competitive activity, government regulations requiring lower telephone call prices and regulatory facilitation of access to our networks, products and services. We cannot accurately predict the extent of our future market share losses, if any.

We expect competitors to engage in vigorous price competition. We also expect that our competitors will continue to market aggressively to those of our customers who purchase large volumes of telecommunications services from us. The loss of these customers could have an adverse effect on our financial results in the market or markets in which this type of competition occurs.

Features of the current regulatory regime, such as automatic access to the customer's preferred provider of national distance, fixed-to-mobile and international telecommunication services, preselection and single and multi-line fixed-network number portability, inbound number portability (INP) and mobile number portability, facilitate competitors entering and competing in the Australian telecommunications market. As a result, we could lose retail customers and suffer deteriorating margins.

In addition, because of the intense competitive environment in the Australian telecommunications market, some carriers and providers who have purchased wholesale telecommunications services from us may choose another wholesale provider for some of those services where there are alternative wholesale providers, or they may not be able to continue operating or may become insolvent. This may impact our revenue and/or bad debts as we may not be able to collect amounts owing to us from those companies. We provide for doubtful debts but no guarantee can be given that these provisions will be adequate. For more information on our competitive environment, see "Competition and Regulation - Competition".

The Commonwealth continues to regulate and control us

Under the Telstra Corporation Act 1991 (Cwth) ("Telstra Act"), the Communications Minister may direct us to act in ways that benefit the public interest even though those actions may not be in the best interests of our other shareholders.

The Commonwealth Government is responsible for the regulation of the telecommunications industry. In carrying out their functions, the Commonwealth Government and its regulatory agencies have taken actions and may take further actions, which constrain our conduct or restrict our commercial operations. We expect that the Government will continue to exercise its legislative and regulatory responsibilities and powers to promote industry competition and that the Commonwealth's separate equity interest in us will not be a determinative consideration in that context.

There is also a risk that current or future Governments will take steps that further alter our competitive position or the manner in which the Australian telecommunications industry is regulated. The Commonwealth Government stated in fiscal 2002 that it will require transparent accounting separation of Telstra's wholesale and retail arrangements, however no further details have been released so it is not possible to determine the potential impact of this on our performance.

Furthermore, the Commonwealth currently owns 50.1% of our issued shares and will continue to have a controlling interest in us. So long as the Commonwealth owns a majority of our shares, it will have the right under our constitution to decide any matter requiring approval by the holders of a simple majority of the issued shares, including the election of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Australian Corporations Act 2001 (Cwth) ("Corporations Act") or applicable ASX Listing Rules.
We are required to incur new debt in order to undertake expansion and develop our business, and we may be unable to obtain future financing at favourable rates

Because the Telstra Act requires that the Commonwealth own at least 50.1% of our shares, we are not able to sell new shares in order to raise capital to fund acquisitions, expand and otherwise develop our business unless the Commonwealth Government increases its shareholding on an equivalent pro rata basis. Therefore, we usually need to obtain additional capital financing via debt or other non-equity instruments, principally by borrowing money from banks or selling bonds to investors. Incurring additional debt to raise capital increases the amount of interest we are required to pay, which increases overall expenses and negatively affects our profits.

In recent years the telecommunications industry has generally seen a substantial increase in gearing and downgrading of ratings, in many cases spurred by purchases of third generation mobile licences and other acquisitions. This has led to cautionary warnings by a number of major central banks against an over exposure to the telecommunications industry by banks. As a consequence, the availability of funding for the telecommunications industry has contracted and the price (margin) has increased. Although many of the concerns affecting European telecommunications companies do not directly apply to us, in the future, banks may be unwilling to lend money to us at rates we consider favourable. Furthermore, the interest rates required by lenders on new debt may rise to compensate for the increased size and risk associated with debt securities in the telecommunications sector generally. If we are unable to borrow the amounts we need at affordable rates, it may restrict our ability to pursue our business strategies and adversely affect our ability to finance our operations.

Fluctuations in currency exchange rates may adversely affect our results

Because we have made several international investments and have substantially expanded our operations outside Australia, movements in the exchange rates of the Australian dollar against other currencies could affect adversely our revenues, operating results and translation value of overseas investments. A rise in the value of the Australian dollar relative to other currencies in which we operate or have made investments would reduce the relative value in Australian dollars of our revenues, dividends, or assets in those countries and therefore, may adversely affect our operating results or financial position.

In addition we have raised, and may raise in an increasing proportion in the future, financing in currencies other than the Australian dollar, principally the Euro. Accordingly, the value of those liabilities will be affected by the fluctuations of the Australian dollar against the currency in which the financing is denominated. Generally, we swap foreign currency borrowings into Australian dollar equivalents at drawdown and through to maturity in order to remove foreign exchange risk. There are exceptions such as where the funds obtained are used for investments denominated in a foreign currency. In these cases the borrowings are left in the currency of the investment to act as a natural currency hedge.

However, we can give no assurance that we will be successful in managing foreign currency risk exposure. More information on our exposure to risk from foreign currency exchange rate fluctuations is provided in "Quantitative and Qualitative Disclosures about Market Risk".

If growth in mobiles and internet slows, our revenues may not grow as rapidly as in the past and may even decrease, which in turn could adversely affect our profitability

In recent years, our revenues have grown in large part because of rapid expansion in our mobiles communications and internet businesses mainly resulting from the expansion of the mobiles, data and internet markets in Australia. We have seen some indications that these businesses are not likely to continue expanding at the same rate as has been the case in recent years. If these markets do not continue to expand, then in the absence of new products and services, our revenue growth may slow, which in turn could affect our consolidated financial position and results of operations.

If the revenue growth in our mobiles, data and internet businesses slows, or if we are not able to attract and/or retain an expanded customer base, we may be unable to generate increasing profits at the same level as in the past from these businesses.

Rapid technological changes and the convergence of traditional telecommunications markets with data, internet and media markets exposes us to significant operational, competitive and technological risks

Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate, the products and services required by our customers and the ability of companies to compete in the telecommunications industry in Australia and elsewhere in the world.

These changes broaden the range, reduce the costs and expand the capacities and functions of infrastructures capable of delivering these products and services. Partially as a result of these changes and the entry of many new participants providing new generation data and internet services, the prices that can be charged for many products and services have been falling. We have invested substantial capital and other resources in the development and modernisation of our networks and systems. With the accelerating pace of technological change, the returns from our investments are increasingly less certain.

There is a risk that competitors may deploy or develop technologies that provide them with lower costs or other operating advantages compared with us. This could give these competitors an advantage if we are unable promptly and efficiently to provide the services that they provide. It could also require us to incur significant capital expenditures in addition to those already planned in order to remain competitive and could render some previous capital investments ineffective.

To address the converging telecommunications, data, internet and media markets, we intend to devote considerable resources to enhancing our ability to deliver services required by these markets and expand further into content.

As these markets converge, it is possible that further new competitors may enter the markets in which we have traditionally competed and that we may confront established competitors in new markets we seek to enter. These competitors may have significant experience and capability in providing services such as data transmission, internet and online services. As a result, the convergence of these markets could result in reduced market share and profitability in our traditional markets and could adversely affect our ability to win market share and operate profitably in these new markets.

Part of our strategy in these converging markets is to acquire or form alliances with enterprises with complementary skills and capabilities. We have limited, but growing, experience in initiating and implementing these types of investments and alliances. There is a risk that we will not make acquisitions or form alliances that will allow us to be successful. There is also a risk that our existing alliances may not provide us with the benefits we hope to obtain from them, that structural changes could diminish their value to us, or that some of our partners may seek to exit these alliances.

There is a risk that customers will perceive that the transition to new generation data services could be a costly exercise which may cause customers to defer or reject investment in these services. We are responding to this challenge by developing capital free solutions for customers and leveraging existing relationships for the supply of traditional data services to reduce resistance to new generation data and internet services.

There are perceived health risks associated with electromagnetic energy. This perception could expose us to liability or negatively affect our operations

Allegations have been made, but not proven, that health risks are created by emissions of electromagnetic energy associated with commonly used telecommunications devices. The weight of national and international scientific opinion is that there is no substantiated evidence of public health effects from such energy at typical levels associated with these devices. In our operations, we comply with the electromagnetic energy emissions levels permitted by legislation. While to date we have been able to insure these risks, the level of insurance cover available is reducing and premiums are rising to a point where the risks may not be economically insurable. However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment could:

    lead to litigation against us;
    adversely affect us by reducing the number or the growth rate of mobile telecommunications services or lowering usage per customer; or
    hinder us in installing new mobile telecommunications equipment.

Any of these, or a combination of more than one, could have a negative effect on our results or financial position. For more information on the issue of electromagnetic energy, see "Information on the Company - Networks and systems - Electromagnetic energy".

System failures could result in reduced user traffic, reduced revenue and harm to our reputation

Our technical infrastructure is vulnerable to damage or interruption from floods, windstorms, fires, power loss, telecommunication failures, cable cuts, intentional wrongdoing and similar events. The systems that make up our infrastructure require regular maintenance and upgrades that may cause disruption in their service. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other damage to or failure of our systems could result in interruptions in service for our other systems. System failures, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions. Any of these occurrences could result in customer dissatisfaction and damages or compensation claims as well as reduced revenue.

Our ability to pursue our strategy with respect to some investments in which we share control or do not own a controlling interest may be limited

Some of our domestic Australian and international activities are conducted through subsidiaries, joint venture entities and other equity investments. Under the governing documents for some of these entities, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the agreement of our co-participants. The risk of disagreement or deadlock is inherent in joint venture entities. Our co-participants may have different approaches with respect to the investment and the markets in which they operate and on occasions we may be unable to reach agreement with them. In some cases, strategic or venture participants may choose not to continue their participation. In addition, our arrangements with our co-participants may expose us to additional investment, capital expenditure or financing requirements. For more information on our investments and our possible liabilities under those investments, see "Information on the Company".

In some cases, we do not participate in the control of, or do not own a controlling interest in, the investments. Where this is the case, our co-participants may have the right to make decisions on certain key business matters with which we do not agree. This could negatively affect our ability to pursue our business strategies with respect to the concerned entities and the markets in which they operate.

We may not be able to realise an adequate return on some of our investments

In February 2001 we formed REACH, a 50:50 joint venture with PCCW, which merged our respective international infrastructure assets. REACH provides wholesale voice, data and internet connectivity services in the Asia-Pacific region. The financing arrangements of REACH are currently without recourse to our joint venture partner, PCCW, or to us. In the short-term, REACH is likely to use any surplus funds to expand its business and consequently may not generate any cash flow in the form of dividends or other distributions to us. Further, if the operating cash flow of REACH does not grow as expected, it may require additional funding in order to fully implement its growth plans and fund operating losses in some of its business lines.

The value of our operations and investments may be adversely affected by political and economic developments in Australia or other countries

Our business is dependent on general economic conditions in Australia, including levels of GDP, interest rates and inflation. A significant deterioration in these conditions could adversely affect our business and results of operations.

We may also be adversely affected by developments in other countries where we have made equity investments or entered into ventures in the mobiles or telecommunications sectors including in Hong Kong, other countries in Asia and New Zealand. The level of acceptance of our services in these markets may limit our ability to expand our products and services there. Accordingly, we may be required to commit substantial resources to developing and marketing our products and services for selected international markets and to developing international sales and support channels. Some of these countries have political, economic, regulatory and legal systems that are different from those in Australia and may be less predictable. As a result, our international operations will be subject to numerous unique risks, including:

    multiple and conflicting regulations regarding communications, use of data and control of internet access;
    changes in regulatory requirements, import and export restrictions and tariffs;
    the burden of complying with the laws of a variety of jurisdictions;
    fluctuations in currency exchange rates;
    changes in political and economic stability;
    potentially adverse tax consequences; and
    reduced protection for intellectual property rights in certain countries.

Any of these factors could materially and adversely affect our future revenues, operating results and financial condition.

Inability to obtain approval under reasonable terms for the proposed pay television supply to Optus and proposed conversion to digital could limit the prospects for reducing the on-going losses in FOXTEL.

In an attempt to improve the profitability of our Pay TV interest, FOXTEL is seeking approval from the ACCC of a supply agreement under which FOXTEL would assume some financial obligations from Optus but would on-supply its programming to Optus. FOXTEL has also agreed to Telstra being a reseller of the FOXTEL service as part of its bundled product offering. These agreements provide FOXTEL with enhanced distribution of its product. Additionally FOXTEL and Telstra have proposed a conversion to digital transmission and have proposed a regime to allow third parties access under a published rate card, to the Telstra cable and the FOXTEL Set-Top-Unit (STU). Under this regime access seekers would be able to deliver their own Pay TV programming over Telstra's cable infrastructure and onto the FOXTEL STU. In exchange for the access regime FOXTEL and Telstra are requesting immunity from regulation of the digital environment. These proposals would deliver additional revenue to FOXTEL and also enable FOXTEL to expand its product offering, increasing penetration, reducing churn and increasing average monthly subscription revenue. This Open Access proposal is now before the ACCC as part of a group of undertakings that are designed to address the concerns of the ACCC with the proposed supply of FOXTEL to Optus and the reselling of FOXTEL by Telstra. If an acceptable outcome cannot be derived, there will be continued uncertainty about the ability to improve the profitability of FOXTEL.

The financial distress of our suppliers and competitors may have a negative impact on us

Due to the slow down in the industry internationally and the resultant overcapacity globally a number of Telstra's suppliers and competitors are financially distressed. While this may present opportunities for Telstra, if major suppliers collapse it may make it more costly to manage the ongoing expansion of Telstra's networks and products and more difficult to manage the operations and maintenance of Telstra's existing networks and technology. This may have a negative impact on our financial position.

Cautionary statement regarding "forward-looking statements"

Some of the information contained in this annual report may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "continue", "plan", "intend", "believe" or other similar words. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this annual report are set forth above under the caption "Risk factors" and elsewhere in this annual report. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement, which speaks only as of the date made.